24 June 2008

08003570



Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

**Rule 12g3-2(b) Submission for Trinity Mirror plc**
**File Number: 82-3043**



Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the number below if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely,

Corinna Bridges
Company Secretarial Assistant

*Encs.*



Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com
Registered Office: One Canada Square, Canary Wharf, London E14 5AP Registered No. 82548 England & Wales

## Regulatory Announcement

**Go to market news section**

Free annual report

| | |
|---|---|
| **Company** | Trinity Mirror PLC |
| **TIDM** | TNI |
| **Headline** | Holding(s) in Company |
| **Released** | 09:46 24-Jun-08 |
| **Number** | 3755X09 |

RNS Number : 3755X
Trinity Mirror PLC
24 June 2008

| **TR-1: Notifications of Major Interests in Shares** |
|---|

| | |
|---|---|
| **1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:** | **Trinity Mirror plc** |
| **2. Reason for notification** (yes/no) | |
| An acquisition or disposal of voting rights | **Yes** |
| An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached | **No** |
| An event changing the breakdown of voting rights | **No** |
| Other (please specify):______________ | **No** |
| **3. Full name of person(s) subject to notification obligation:** | Harris Associates L.P. |
| | |

| | |
|---|---|
| **4. Full name of shareholder(s)** (if different from 3): | |
| **5. Date of transaction** (and date on which the threshold is crossed or reached if different): | 20/06/2008 |
| **6. Date on which issuer notified:** | 23/06/2008 |
| **7. Threshold(s) that is/are crossed or reached:** | 7% |

**8: Notified Details:**

**A: Voting rights attached to shares**

| **Class/type of shares** If possible use ISIN code | **Situation previous to the triggering transaction** | | **Resulting situation after the triggering trans** | | | | |
|---|---|---|---|---|---|---|---|
| | **Number of shares** | **Number of voting rights** | **Number of shares** | **Number of voting rights** | | **Percenta voting ri** | |
| | | | | **Direct** | **Indirect** | **Direct** | **I** |
| Ordinary Shares | 19,201,238 | 19,201,238 | 16,003,748 | 16,003,748 | | 6.16% | |

**B: Financial Instruments**

**Resulting situation after the triggering transaction**

| **Type of financial instrument** | **Expiration date** | **Exercise/ conversion period/date** | **No. of voting rights that may be acquired (if the instrument exercised/converted)** | **Percentage of voting rights** |
|---|---|---|---|---|
| | | | | |

12g3-2(b)

| Total (A+B) | |
|---|---|
| Number of voting rights | Percentage of voting rights |
| 16,003,748 | 6.16% |

| 9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable: |
|---|
| |

| Proxy Voting: | |
|---|---|
| 10. Name of proxy holder: | Harris Associates L.P. |
| 11. Number of voting rights proxy holder will cease to hold: | N/A |
| 12. Date on which proxy holder will cease to hold voting rights: | N/A |

| 13. Additional information: | |
|---|---|
| 14 Contact name: | Sarah E. Grimm |
| 15. Contact telephone name: | +1 (312) 621-0628 |



END

Close

12g3-2(b)

**apply.**

25 June 2008



Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

**Rule 12g3-2(b) Submission for Trinity Mirror plc**
**File Number: 82-3043**

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the number below if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely,

Corinna Bridges
Company Secretarial Assistant

*Encs.*

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com
Registered Office: One Canada Square, Canary Wharf, London E14 5AP Registered No. 82548 England & Wales

12g3-2(b)

## Regulatory Announcement

**Go to market news section**

Free annual report

| | |
|---|---|
| **Company** | Trinity Mirror PLC |
| **TIDM** | TNI |
| **Headline** | Holding(s) in Company |
| **Released** | 15:35 25-Jun-08 |
| **Number** | 5406X15 |

RNS Number : 5406X
Trinity Mirror PLC
25 June 2008

## TR-1: Notifications of Major Interests in Shares

| | |
|---|---|
| **1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:** | **TRINITY MIRROR PLC** |
| **2. Reason for notification** (yes/no) | |
| An acquisition or disposal of voting rights | **YES** |
| An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached | |
| An event changing the breakdown of voting rights | |
| Other (please specify):____________ | |
| **3. Full name of person(s) subject to notification obligation:** | **SCHRODERS PLC** |
| | |

12g3-2(b)

| | |
|---|---|
| **4. Full name of shareholder(s)** (if different from 3): | |
| **5. Date of transaction** (and date on which the threshold is crossed or reached if different): | **24.06.08** |
| **6. Date on which issuer notified:** | **25.06.08** |
| **7. Threshold(s) that is/are crossed or reached:** | **12%** |

**8: Notified Details**

**A: Voting rights attached to shares**

| **Class/type of shares** If possible use ISIN code | **Situation previous to the triggering transaction** | | **Resulting situation after the triggering transaction** | | | | |
|---|---|---|---|---|---|---|---|
| | **Number of shares** | **Number of voting rights** | **Number of shares** | **Number of voting rights** | | **Percentage of voting rights** | |
| | | | | **Direct** | **Indirect** | **Direct** | **Indirect** |
| Ordinary GB0009039941 | **31,459,247** | **30,658,040** | **32,454,751** | **N/A** | **31,635,357** | **N/A** | **12.22%** |

**B: Financial Instruments**

**Resulting situation after the triggering transaction**

| **Type of financial instrument** | **Expiration date** | **Exercise/ conversion period/date** | **No. of voting rights that may be acquired (if the instrument exercised/converted)** | **Percentage of voting rights** |
|---|---|---|---|---|
| | | | | |

**Total (A+B)**

| **Number of voting rights** | **Percentage of voting rights** |
|---|---|
| **31,635,357** | **12.22%** |

12g3-2(b)

**9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:**

Schroder Investment Management Limited 31,301,329 12.09%

Schroder & Co Limited 334,028 0.13%

| **Proxy Voting:** | |
|---|---|
| **10. Name of proxy holder:** | |
| **11. Number of voting rights proxy holder will cease to hold:** | |
| **12. Date on which proxy holder will cease to hold voting rights:** | |

| | |
|---|---|
| **13. Additional information:** | **The shares referred to in section 9 are held in portfolios managed by those firms on a discretionary basis for clients under investment management agreements.** |
| **14 Contact name:** | **Andrea Rowe** |
| **15. Contact telephone name:** | **020 7658 2521** |

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

23 June 2008

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

SEC
Mail Processing
Section

JUN 30 2008

Washington, DC
104

Attention: File Desk

**Rule 12g3-2(b) Submission for Trinity Mirror plc**
**File Number: 82-3043**

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the number below if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely,

CBridges

Corinna Bridges
Company Secretarial Assistant

*Encs.*

12g3-2(b)

## Regulatory Announcement

Go to market news section

Free annual report

| | |
|---|---|
| **Company** | Trinity Mirror PLC |
| **TIDM** | TNI |
| **Headline** | Holding(s) in Company |
| **Released** | 15:55 23-Jun-08 |
| **Number** | 3283X15 |

RNS Number : 3283X
Trinity Mirror PLC
23 June 2008

**TR-1: Notifications of Major Interests in Shares**

| | |
|---|---|
| **1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:** | **TRINITY MIRROR PLC** |
| **2. Reason for notification** (yes/no) | |
| An acquisition or disposal of voting rights | **YES** |
| An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached | |
| An event changing the breakdown of voting rights | |
| Other (please specify): ___________ | |
| **3. Full name of person(s) subject to notification obligation:** | **SCHRODERS PLC** |

| | |
|---|---|
| **4. Full name of shareholder(s)** (if different from 3): | |
| **5. Date of transaction** (and date on which the threshold is crossed or reached if different): | **20.06.08** |
| **6. Date on which issuer notified:** | **23.06.08** |
| **7. Threshold(s) that is/are crossed or reached:** | **11%** |

**8: Notified Details**

**A: Voting rights attached to shares**

| Class/type of shares If possible use ISIN code | Situation previous to the triggering transaction | | Resulting situation after the triggering transaction | | | | |
|---|---|---|---|---|---|---|---|
| | Number of shares | Number of voting rights | Number of shares | Number of voting rights | | Percentage of voting rights | |
| | | | | Direct | Indirect | Direct | Indirect |
| Ordinary GB0009039941 | 28,533,247 | 27,732,040 | 31,459,247 | N/A | 30,658,040 | N/A | 11.84% |

**B: Financial Instruments**

**Resulting situation after the triggering transaction**

| Type of financial instrument | Expiration date | Exercise/ conversion period/date | No. of voting rights that may be acquired (if the instrument exercised/converted) | Percentage of voting rights |
|---|---|---|---|---|
| | | | | |

| Total (A+B) | |
|---|---|
| **Number of voting rights** | **Percentage of voting rights** |
| **30,658,040** | **11.84%** |

12g3-2(b)

**9. Chain of controlled undertakings through which the voting rights and /oı the financial instruments are effectively held, if applicable:**

Schroder Investment Management Limited 30,433,942 11.75%

Schroder & Co Limited 224,098 0.09%

| **Proxy Voting:** | |
|---|---|
| **10. Name of proxy holder:** | |
| **11. Number of voting rights proxy holder will cease to hold:** | |
| **12. Date on which proxy holder will cease to hold voting rights:** | |

| | |
|---|---|
| **13. Additional information:** | **The shares referred to in section 9 are held in portfolios managed by those firms on a discretionary basis for clients under investment management agreements.** |
| **14 Contact name:** | **Andrea Rowe** |
| **15. Contact telephone name:** | **020 7658 2521** |

This information is provided by RNS
The company news service from the London Stock Exchange

12g 3-2(b)

END

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END